Mail Stop 4561

						July 14, 2005

VIA U.S. MAIL AND FAX (301)468-3180

H. William Willoughby
Director, President and Secretary
Capital Realty Investors, LTD
11200 Rockville Pike
Rockville, Maryland 20852

Re:	Capital Realty Investors, LTD
	Form 10-K for Fiscal Year Ended
	December 31, 2004
	File No. 000-11149
	Filed March 29, 2005
	Form 10-Q for Quarterly Period Ended
	March 31, 2005
      File No. 000-11149
      Filed May 10, 2005

Dear Mr. Willoughby:

      We have reviewed your filing and have the following comments.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Financial Statements

1. Summary of Significant Accounting Policies

i. New accounting pronouncement

1. Tell us how you considered the guidance of paragraph 5 of FIN 46(R) in determining that your investments in local limited partnership do not represent investments in VIEs. Include in your response a discussion of how the fact that an affiliate of your Managing General Partner is also a general partner of each local partnership factored into your analysis.

Exhibit 99 Reports of Other Auditors

2. With respect to the audits performed of your limited partnerships tell us how you considered PCAOB Release 2003-007 and the fact that under this rule, "all U.S. public accounting firms must be registered with the Board if they wish to prepare or issue audit reports on U.S.
public companies, or to play a substantial role in the preparation or issuance of such reports, after October 22, 2003." Additionally tell us how your other auditors considered the need to refer to PCAOB audit standards in their reports in accordance with PCAOB AS #1.



*    *    *    *

      Please amend your Form 10-K and respond to this comment within
10 business days or tell us when you will provide us with a response.
Please furnish a cover letter with your amendment that keys your response to our comment and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your amendment and response to our comment.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.



In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and


* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Robert Telewicz, Staff Accountant, at (202)
551-3438 or the undersigned at (202) 551-3413 if you have questions.



								Sincerely,



      Cicely Luckey
      Accounting Branch Chief



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H. William Willoughby
Capital Realty Investors, LTD.
July 14, 2005
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